BioSig Technologies, Inc.

55 Greens Farms Road, 1st Floor

Westport, CT 06880

December 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Re:	BioSig Technologies, Inc. Registration Statement on Form S-3, filed on December 28, 2023 File No. 333-276298

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-276298) filed by BioSig Technologies, Inc. on December 28, 2023 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please contact Rick A. Werner of Haynes and Boone, LLP at (212) 659-4974.

Very truly yours,

BIOSIG TECHNOLOGIES, INC.

By:	/s/ Kenneth L. Londoner
Kenneth L. Londoner Chief Executive Officer

cc: Rick A. Werner, Esq., Haynes and Boone, LLP